Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Allscripts Healthcare Solutions, Inc. for the registration of debt securities, common stock, preferred stock, warrants, share purchase contracts, and share purchase units and to the incorporation by reference therein of our reports dated March 1, 2013, with respect to the consolidated financial statements and schedule of Allscripts Healthcare Solutions, Inc., and the effectiveness of internal control over financial reporting of Allscripts Healthcare Solutions, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

May 28, 2013